SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

MetLife, Inc.

and its indirect wholly-owned subsidiary

MetLife Chile Inversiones Limitada

(Name of Persons Filing Statement)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,635,009.67	$3,211.19

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $5.55, the price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) to be paid in the transaction (based on a price per Common Share of Ch$3,500.00, pursuant to the Share Purchase Agreement between MetLife Chile Inversiones Limitada and The Bank of New York Mellon, dated as of May 12, 2015 and amended as of June 22, 2015, and using the Official Exchange Rate (dólar observado) of Ch$630.64 per US$1.00 as published by the Chilean Central Bank on June 23, 2015) by (ii) 4,979,355, the estimated maximum number of Common Shares that may be acquired in the transaction.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 issued by the Securities and Exchange Commission on August 29, 2014 by multiplying the Transaction Valuation above by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $3,190.81	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3	Date Filed: May 18, 2015

Amount Previously Paid: $20.38	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3 Amendment No. 2	Date Filed: June 24, 2015

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (as amended to date, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder by MetLife Chile Inversiones Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (“Purchaser”). Purchaser is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife,” and collectively with Purchaser, the “Filing Persons”). This Transaction Statement relates to the Share Purchase Agreement, dated as of May 12, 2015 (the “Purchase Agreement”), between Purchaser and The Bank of New York Mellon (“BNY Mellon” or the “Depositary”), as depositary under the deposit agreement among Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (“ProVida” or the “Company”), the Depositary, and holders of American Depositary Shares (“ADSs”) representing shares of common stock of the Company (“Common Shares” and together with the ADSs, the “Shares”), dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”). The Purchase Agreement provides, among other things, for the purchase by Purchaser of all of the Common Shares held as of the closing date of the Transaction (as defined below) by BNY Mellon in its capacity as depositary of the American depositary receipt program pursuant to the Deposit Agreement (the “Subject Shares”). Under the terms of the Purchase Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser would have acquired all the Subject Shares for a purchase price per Subject Share equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) during the period beginning on May 7, 2015 and ending on the 3rd business day prior to the Closing Date (the “Per Share Consideration”), except that the purchase price per Subject Share would not be less than Ch$3,092.05 or more than Ch$3,300.00. On June 8, 2015, the Depositary notified Purchaser that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. to purchase all of the Subject Shares at a price per Subject Share of Ch$3,475.00 (the “Invesco Proposal”).

In connection with the Invesco Proposal, on June 22, 2015, (i) Purchaser delivered to the Depositary a written Match Right Notice (as defined in the Purchase Agreement) in accordance with the Purchase Agreement, which increased the purchase price per Subject Share to Ch$3,500.00, and (ii) Purchaser and BNY Mellon entered into an amendment to the Purchase Agreement (“Amendment No. 1 to the Purchase Agreement”) to increase the purchase price per Subject Share to Ch$3,500.00 (the “Amended Per Share Consideration”). Under the terms of the amended Purchase Agreement (the “Amended Purchase Agreement”), subject to the satisfaction or waiver of certain conditions, Purchaser will acquire each of the Subject Shares for a purchase price per Subject Share equal to the Amended Per Share Consideration, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal (as defined in the Amended Purchase Agreement), in each case without interest or adjustment (the “Transaction”). A copy of the Purchase Agreement and Amendment No. 1 to the Purchase Agreement are filed as exhibits to this Transaction Statement.

In this Transaction Statement, references to “$,” “dollars,” “USD,” “US$” or “U.S. dollars” are to United States dollars; and references to “pesos” or “Ch$” are to Chilean pesos.

Except as set forth in this Amendment No. 3, all information in this Transaction Statement remains unchanged.

By filing this Transaction Statement, the Filing Persons do not concede that Exchange Act Rule 13e-3 is applicable to the Transaction or any other future purchases of Common Shares of the Company.

Item 2. Company Information

(f) Prior Stock Purchases.

Item 2(f) is hereby amended and restated as follows:

Following the completion of the Offers, at which point MetLife and its subsidiaries became affiliates of the Company, MetLife, through its affiliates, has purchased an aggregate of 6,179,493 Common Shares, of which 637,308 Common Shares were purchased through open market purchases and 5,542,185 Common Shares were purchased through seven privately negotiated transactions. In the first quarter of 2014, MetLife, through its affiliates, purchased 1,289,505 Common Shares (represented by 85,967 ADSs) at a price of $6.1476 per Common Share or between approximately Ch$3,384.44 and Ch$3,389.97 per Common Share using the Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction ($92.21 per ADS or between approximately Ch$50,764.37 and Ch$50,847.36 per ADS using the Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction). In the second quarter of 2014, MetLife, through its affiliates, purchased 1,817,880 Common Shares (represented by 121,192 ADSs) at a price of $6.1476 per Common Share or between approximately Ch$3,369.13 and Ch$3,437.25 per Common Share using the Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction ($92.21 per ADS or between approximately Ch$50,534.77 and Ch$51,556.46 per ADS using the Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction). In the third quarter of 2014, MetLife, through its affiliates, purchased 3,072,108 Common Shares (including Common Shares represented by 107,509 ADSs) at prices ranging from $6.1476 to $6.1679 per Common Share or approximately Ch$3,582.58 to Ch$3,702.59 per Common Share using the Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction and for an average price of $6.1477 per Common Share or approximately Ch$3,636.19 per Common Share using the weighted average Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction ($92.21 per ADS or approximately Ch$54,540.58 per ADS using the weighted average Official Exchange Rate (dólar observado) as published by the Chilean Central Bank on the date of each transaction). Pursuant to Rule 13e-3, each of these transactions following the completion of the Offers were exempt from the requirements of Rule 13e-3 as transactions occurring within one year of the date of the termination of the U.S. Offer. Such exception expired on September 28, 2014, the first anniversary of the termination of the U.S. Offer. Neither MetLife nor Purchaser has purchased any Common Shares since the third quarter of 2014.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(b) Significant Corporate Events.

The first paragraph of Item 5(b) is hereby amended and restated as follows:

The information set forth below regarding BBVA and the Company was provided by those parties. For a review of the Company’s activities relating to the Transaction Agreement and the Offers, please refer to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 3, 2013 and as amended.

Item 7.	Purposes, Alternatives, Reasons and Effects

(c) Reasons.

Item 7(c) is hereby amended and restated as follows:

MetLife acquired a controlling interest in the Company in a negotiated transaction with the former controlling shareholder of the Company, coupled with dual tender offers in the U.S. and Chile for up to 100% of the outstanding shares of the Company. MetLife’s intent, as disclosed in MetLife’s Tender Offer Statement on Schedule TO filed with the SEC on August 6, 2013, as amended, and MetLife’s Schedule 13D filed with the SEC on October 11, 2013, as amended, is to own the Company as a wholly-owned subsidiary, or at the highest equity percentage reasonably available, for reasons including management and operating efficiencies, cost savings and maximization of MetLife’s earnings and dividends from operations, among other reasons. Subject to applicable law, MetLife intends to acquire additional Common Shares through open market purchases, privately negotiated transactions or purchases facilitated by brokers in Chile, or otherwise. The Transaction provides greater certainty in acquiring all of the Subject Shares.

(d) Effects.

Effect of the Transaction on Unaffiliated Shareholders

The first paragraph of the section entitled “Effect of the Transaction on Unaffiliated Shareholders” of Item 7(d) is hereby amended as follows:

Following the Transaction, unaffiliated shareholders of the Company who did not beneficially own Subject Shares will continue to hold their Common Shares and may thereafter continue to hold them or sell them at any time in the open market or in privately negotiated transactions. Shareholders of the Company may be able to exercise limited withdrawal rights in accordance with Chilean law if, at any time following the Transaction, MetLife directly or indirectly holds in the aggregate more than 95.0% of the then outstanding Common Shares. If MetLife holds more than 95.0% of the then outstanding Common Shares (i) the Company would be required to give notice by means of a newspaper advertisement published in Chile and (ii) the unaffiliated shareholders would have the right to cause the Company to redeem any such shareholder’s Common Shares for an amount equal to (1) if by then Common Shares have “trading presence” in the Chilean Exchanges, as defined by Chilean law, the weighted average trading price per Common Share as reported on the Chilean Exchanges for the 60-day trading period that was between the 90th trading day and the 30th trading day preceding the date on which such 95.0% legal threshold is surpassed or (2) in case the Common Shares do not then have “trading presence,” the book value of such Common Shares. The book value per Common Share as of March 31, 2015, the date of the most recent balance sheet, was approximately Ch$945. In accordance with Chilean laws and regulations, securities are considered to have a “trading presence” in the Chilean Exchanges if (i) such securities have been traded for a specified period of time or longer at a volume in excess of a certain threshold set by Chilean law (i.e., that in at least 45 of the last 180 trading days of the Chilean Exchanges, the daily trading volume exceeded 1,000 Unidades de Fomento (approximately $39,562 at current exchange rates as published on June 25, 2015)) or (ii) the issuer has retained a market maker.

Following the Transaction, the Filing Persons will directly or indirectly hold in the aggregate a maximum of approximately 94.7% of the Common Shares, subject to surrenders of ADSs in accordance with the terms of the Deposit Agreement. Under Chilean law and the Company’s bylaws, the Filing Persons are not currently permitted to squeeze out the remaining shareholders. Following the Merger, however, the bylaws of the surviving entity will contain a “squeeze-out” mechanism that will apply to all shareholders of the surviving entity. Under this squeeze-out mechanism, if (i) the controlling shareholder of the surviving entity launches a tender offer for 100% of the shares of the surviving entity, (ii) in such tender offer the controlling shareholder of the surviving entity acquires at least 15.0% of the issued and outstanding shares of the surviving entity from non-related shareholders, and (iii) as a result the controlling shareholder of the surviving entity reaches 95.0% or more of the then outstanding shares of the surviving entity; then such controlling shareholder would be entitled to require that the remaining shareholders of the surviving entity sell their shares to such person in accordance with Chilean law. The squeeze-out mechanism will not be available for MetLife because MetLife will be unable to acquire at least 15.0% of the issued and outstanding shares of the surviving entity from non-related shareholders in any tender offer for 100% of the shares of the surviving entity, as MetLife will already indirectly own at least 93.2% of the issued and outstanding shares of the surviving entity even if the Transaction is not consummated.

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors Considered in Determining Fairness.

Items 8(a) – (b) are hereby amended by deleting the bulleted paragraph entitled “Liquidation Value” in its entirety and replacing it with the following:

•	Liquidation Value. The Filing Persons viewed the liquidation value of the Company to be an inappropriate measure for the purpose of evaluating the fairness to the unaffiliated beneficial owners of the Subject Shares of the Amended Per Share Consideration to be paid by Purchaser to the Depositary. There is no present intention of liquidating the Company and, even absent any present intention to liquidate the Company, the Company, as a pension fund administrator under the Chilean government mandated pension system, more properly derives its value from its management of pension funds rather than from a sale of its own assets in a liquidation and any liquidation of the Company must be carried out by the Chilean pension regulator, which is not required to assess a liquidation value of the Company before the liquidation. A liquidation process would also take a substantial amount of time and involve additional legal fees, costs of sale and other expenses that may reduce any amounts that the unaffiliated beneficial owners of the Subject Shares would receive upon a liquidation. Given these and other factors considered by the Filing Persons as described in this Transaction Statement, the Filing Persons did not pursue a liquidation value approach and, as a result, the Filing Persons are not aware of whether any such liquidation value of the Company may be greater or less than the Amended Per Share Consideration.

Item 16.	Exhibits

(a)	None.

(b)	None.

(c)(1)	Opinion of Ernst & Young Investment Advisers LLP, dated as of May 11, 2015.*

(d)(1)	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada (incorporated herein by reference to Exhibit 16 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on May 12, 2015).†

(d)(2)	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 6 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(3)	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 7 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(4)	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 8 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(5)	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 9 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(6)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 12 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(7)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 13 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(8)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 14 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(9)	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada (incorporated herein by reference to Exhibit 17 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on June 24, 2015).

(f)	None.

(g)	None.

*	Previously filed.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: June 26, 2015

METLIFE, INC.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative